UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2007 (October 22, 2007)

Date of Report (Date of earliest event reported)



VINEYARD NATIONAL BANCORP

(Exact name of registrant as specified in its charter)

California	000-20862	33-0309110
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1260 Corona Pointe Court, Corona, California	92879
(Address of principal executive offices)	(Zip Code)

(951)271-4232

(Registrant's telephone number, including area code)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On October 22, 2007 Vineyard National Bancorp announced by press release its earnings for the three and nine months ended September 30, 2007. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(a)   Not applicable
(b)   Not applicable.
(c)   Not applicable.
(d)   The following exhibit is included with this Report:

Exhibit 99.1   Press release dated October 22, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VINEYARD NATIONAL BANCORP

Date: October 22, 2007

By: */s/ Gordon Fong*

Gordon Fong
Executive Vice President and Chief Financial Officer

Exhibit 99.1

For Immediate Release

Contact: Shareholder Relations
              951-271-4232
              shareholderinfo@vineyardbank.com


Vineyard National Bancorp Reports Third Quarter
Operating Results, Accelerating Efforts in Balance Sheet
Repositioning and Reduction of Risk Profile


Corona, California, October 22, 2007 -- Vineyard National Bancorp (the "company") (NASDAQ: VNBC), and its subsidiary Vineyard Bank, N.A. ("Vineyard"), today reported earnings for the three months ended September 30, 2007 of $5.5 million, or $0.45 per diluted common share, compared with net earnings of $4.7 million, or $0.40 per diluted common share, for the same period in 2006. These results reflect increases of 18% and 13% for net earnings and diluted earnings per share, respectively.

For the nine months ended September 30, 2007, the company reported net earnings of $17.0 million, or $1.46 per diluted share, compared with net earnings of $14.3 million, or $1.31 per diluted share, for the comparable period in 2006. These results produce increases of 19% and 11% for net earnings and diluted earnings per share, respectively. All diluted earnings per share amounts have been adjusted to reflect the company's 5% stock dividend which occurred during the second quarter of 2007.

Third Quarter 2007 Operating Highlights:

·   Total assets were $2.5 billion at September 30, 2007, an increase of $217.3 million, or 10% over the December 31, 2006 level, and an increase of $58.5 million, or 2% over the June 30, 2007 level. Total asset growth year over year was $321.9 million, or 15%.

·   Loans, net of unearned income, were $2.0 billion at September 30, 2007 and loans held-for-sale amounted to $143.7 million.   Total loans, including loans held-for-sale, increased $232.1 million, or 12% over the December 31, 2006 level, and increased $102.2 million, or 5% over the June 30, 2007. Total loan growth year over year was $338.3 million, or 19%, net of loans sold of $93.6 million.

·   The company's net interest margin improved to 4.19% for the third quarter 2007 as compared to 4.13% for the second quarter 2007, with stabilization in loan yields and cost of deposits while deposit balances remained relatively unchanged in composition and absolute dollars for the quarter and year to date periods.

·   Provision for loan losses during the third quarter 2007 was $1.0 million. This compares with a provision for loan losses of $0.5 million in the previous quarter and $1.2 million in the third quarter of 2006. Though problem assets remained relatively unchanged during the quarter, there may be increased levels in subsequent quarters should borrower capacity erode and markets sustain further duress. Net charge-offs of $0.4 million during the third quarter of 2007 were centered in SBA-related credit facilities.


1


· The company also incurred costs of $0.3 million associated with other real estate owned and problem loans, and $0.4 million associated with the reclassification of loans held-for-sale, in addition to $0.1 million of foregone interest income on a new non-accruing loan during the third quarter. The company also elected to defer sales on its SBA guaranteed loans, which reduced other income for the quarter.

Loan Composition and Market Conditions

The company is accelerating its efforts to reduce the risk profile in the current loan portfolio by focusing its core expertise in the diversified luxury home construction, commercial real estate and business lending product lines, while reducing its exposure in the tract home construction and land financing lines. At the same time, the company has identified a portfolio of well seasoned and performing commercial real estate and multi-family loans that no longer produce significant enough net interest margin opportunities to the company. The company will attempt to convert these assets into newly deployable funds for new lending opportunities. This initiative will increase the company's liquidity and better manage its resources.

The company's loan portfolio amounted to $2.1 billion at September 30, 2007, as compared to $2.0 billion at June 30, 2007 and $1.8 billion at September 30, 2006. The $102.2 million growth in loans in the third quarter of 2007 was primarily centered in the company's luxury home construction division, which grew by a net $79.7 million during the three months ended September 30, 2007. This division spans several geographic markets including the southern California coastal regions in Orange and Los Angeles counties and Marin and Santa Clara counties of northern California. This growth was mainly comprised of $116.5 million in new gross commitments, $66.9 million in disbursements on existing commitments, net of payoffs of $63.3 million.

The luxury home portfolio continues to produce solid performance metrics, including absorption rates and valuation strength. This division, which operates primarily along the coastal regions of California, has been largely unaffected by market slowdowns and has historically demonstrated core strength during other California real estate cycles. The company will continue its market penetration within this product line while focusing on borrower strength, liquidity and capacity to absorb a potential softening demand. Moreover, luxury home buyers appear to be relatively inelastic to recent market and economic changes and continue to demonstrate demand for this product.

Our single-family residential tract construction division, which operates primarily in the Inland Empire region of southern California, has experienced a significant slowdown in the last few quarters, as home sales decline, inventory levels build, and this market continues to soften in pricing. In the quarter-ended September 30, 2007, this division experienced a net $20.0 million decrease in outstanding loans, and a reduction in unfunded commitments of $49.9 million.

The Company is currently financing approximately 33 single family residential tract construction projects within southern California, with the average commitment amount of approximately $6.7 million. The amount, size and geographic diversity of these projects help mitigate some of the risks inherent within this product line. The majority of the Company's builder clients continue to offer various buyer incentives to move inventory in this marketplace and complete projects based on on-going absorption rates. The company has met with each of its clients to determine appropriate exit strategies and risk profiles for each project. The outstanding loan balance in this division is 8.2% of loans, net of unearned income at September 30, 2007.

Together with the reduction in single-family residential tract construction loans, the company is managing its risk profile by decreasing its concentration of land loans. During the quarter-ended September 30, 2007, the company decreased its land loan portfolio by a net $16.0 million, with the remaining composition centered in commercial, luxury and tract land projects located principally within southern California.

Also accounting for the company's loan growth during the third quarter of 2007 was an increase of $14.5 million in commercial and industrial loans, and an increase of $13.0 million in commercial real estate loans, net of $48.0 million commercial real estate loans reclassified to held-for-sale status. The demand for office, retail and industrial space continues to be strong within the southern California region. At the same time, the company continues to deploy a highly focused effort in commercial and business lending and depository opportunities, which is supported by cash management products.

The company is also increasing its efforts within the commercial real estate lending space with a focus on borrowers with substantial holdings, liquidity and strength, and expansive operations seeking to reposition mature properties. The company has allocated significant personnel and resources during the past six months to building out its commercial income property lending operations, which also includes secondary marketing opportunities. The continuing efforts to balance the loan portfolio through loan sales and/or participations should ultimately enhance portfolio yields, provide for liquidity and expand diversification of risk.

During September 2007, the company transferred $141.3 million of performing, well-collateralized multifamily and commercial real estate loans to held-for-sale status. As part of the company's continuing strategy to deploy funds into higher yielding products, management anticipates selling these loans, which have a weighted average yield of 6.50% and reinvesting the funds into higher yielding loan products, thereby easing existing pressure on the net interest margin. In transferring the loans into held-for-sale, the company established a valuation reserve of $0.4 million to record these loans at the lower of cost or fair value with a corresponding provision to non-interest expense.

The company's loans are underwritten in accordance with regulatory requirements and internal underwriting policies which require, among other things, adequate collateral and a demonstrated ability to repay the loan through evidence of income, assets, and/or pre-funded interest reserves, which are typically required on construction loans. The company's management is committed to upholding internal underwriting standards, as well as maintaining an adequate level of loan loss reserves for on and off-balance sheet loans and commitments.

Asset Quality

Non-accrual loans

At September 30, 2007, the company's non-accruing loans amounted to $11.5 million, a decrease of $0.6 million as compared to second quarter 2007. The decrease in non-accrual loans during the third quarter related mainly to the following three items: 1) the pay down of $0.7 million on a $2.6 million real estate secured non-accrual loan related to a completed condominium project in the final stages of sales; 2) the transfer of a $1.2 million SBA-guaranteed real estate secured loan from the company's loan portfolio to "other real estate owned" in July 2007; and 3) the addition to non-accrual of a $1.4 million single-family tract construction loan made up of seven completed and unsold homes in September 2007. The loss of interest income associated with this newest non-accrual loan amounted to $0.1 million.

The $11.5 million outstanding balance of non-accruing loans at September 30, 2007, mainly consisted of four real estate secured loans in the aggregate amount of $10.4 million. Loans are placed on non-accrual status if there is reasonable doubt as to the collectability of principal and interest in accordance with the original credit terms. The company believes these non-performing assets are adequately collateralized or maintain sufficient guarantees.

Other real estate owned

As of September 30, 2007, the company had $12.9 million in other real estate owned, which is comprised of loans that have been foreclosed upon. It includes a $1.2 million SBA-guaranteed loan which was transferred to other real estate owned in the third quarter of 2007, and an $11.7 million tract development land loan which was foreclosed in the second quarter of 2007. The tract land foreclosure encompasses one hundred finished residential lots in a 1,788 unit planned development project within the Temecula Valley region of southern California. The company believes that this foreclosed project may be resolved in 2009 after the project's master developer, its primary lender and the city resolve issues which have substantially delayed this project. The company is actively pursuing disposition of these two foreclosed assets and believes they are adequately collateralized.

Allowance for loan losses

The company recorded a provision for loan losses of $1.0 million during the three months ended September 30, 2007. As a part of its overall review of the adequacy of its loan loss reserves, the company continually assesses both quantitative and qualitative factors in conjunction with loan specific performance. The provision followed a provision in the second quarter of 2007 in the amount of $0.5 million, and brings the 2007 year-to-date loan provision to $2.7 million.

The provision for loan losses increased the allowance for loan losses to $22.0 million, or 1.11% of the gross loan portfolio at September 30, 2007. The company also has a reserve for unfunded loan commitments, principally related to its construction loans, in the amount of $0.8 million (recorded in other liabilities), producing total reserves as a percent of gross loans outstanding of 1.15% at September 30, 2007. Based on management's evaluation and analysis of portfolio credit quality and prevailing economic conditions, the company believes these reserves are at an appropriate level. Adverse changes to borrower capacity and liquidity, and further downward real estate valuations may likely increase problem assets, defaults and increased levels of loan loss provisioning.

Deposit Acquisition and Funding Strategies

At September 30, 2007, total deposits were $1.9 billion, as compared to the June 30, 2007 and December 31, 2006 levels of $1.9 billion and $1.8 billion, respectively.

Non-interest bearing demand deposits, which are principally concentrated in business relationships, were $292.1 million at September 30, 2007, a decrease of $9.1 million during the third quarter of 2007, as compared to the $301.3 million level at June 30, 2007. Non-interest bearing demand deposits also experienced a slight decrease of $0.7 million over the $292.9 million level at December 31, 2006. The company continues to expend significant resources toward the acquisition of new business demand relationships. While the increases in new relationships have produced increases in the related demand balances, subsequent reductions in other relationships whether by reduction in balances or a shifting into higher costing liquid money market accounts have neutralized these advances.

Money market deposits were $597.6 million at September 30, 2007, an increase of $21.8 million, or 3.8% over the $575.9 million level at June 30, 2007 and an increase of $35.0 million, or 6.2% over the $562.6 million level at December 31, 2006.

Time deposits have decreased $18.4 million from the $915.9 million level at June 30, 2007 and increased $17.4 million, or 2.0%, since December 30, 2006, mainly as a result of the company's promotional rate programs.

In response to the current market's strong competition for deposit accounts, the company has supplemented its funding base with $271.0 million in FHLB borrowings at September 30, 2007, an increase from the $126.0 million and $210.0 million levels at December 31, 2006 and June 30, 2007 levels, respectively. While these sources can be accessed at rates that are less expensive than retail time deposits, they lack any opportunity to expand into core depository relationships. The company will continue to deploy tactical marketing and deposit acquisition strategies aimed at increasing the core relationship accounts, with a broader array of products, and a more stabilized cost of funding.

Income Statement and Net Interest Margin

The company's net income for the three and nine months ended September 30, 2007 totaled $5.5 million and $17.0 million, respectively, compared with $4.7 million and $14.3 million for the same periods in 2006, respectively. The company experienced a decline in quarterly net income from its $6.0 million level for the three months ended June 30, 2007.

For the three months ended September 30, 2007, net interest income before the provision for loan losses was $24.3 million, an increase of $3.1 million, or 15% as compared to the same period in 2006. These results produced a net interest margin of 4.19% for the quarter-ended September 30, 2007, as compared to 4.13% for the quarter-ended June 30, 2007 and compared to 4.32% for the quarter-ended September 30, 2006.

The yield on loans during the third quarter 2007 remained relatively unchanged: 8.76% for the three months ended June 30, 2007 versus 8.74% for the three months ended September 30, 2007. The yield on loans has declined from its 8.95% level for the three months ended September 30, 2006. The yield on loans began declining in mid-2006 due to compression in construction yields resulting from higher competition in this product, as well as a change in the loan portfolio mix and lost interest on non-accrual loans.

The company saw a nominal improvement in its cost of funds in the third quarter 2007 from its 4.36% level for the quarter-ended June 30, 2007 to 4.33% for the quarter-ended September 30, 2007. The cost of deposits increased to 4.02% for the quarter-ended September 30, 2007, as compared to the 3.94% and 3.82% levels for the quarters-ended June 30, 2007 and September 30, 2006, respectively. The increase was primarily related to the steady rise in money market and time deposit accounts as the company has offered competitive promotional rates throughout the year in order to attract and maintain deposits in a fiercely competitive marketplace. In addition, the lack of demand deposit account growth has caused the company to rely on higher-costing money market and time deposit accounts.

The cost of FHLB borrowings decreased during the third quarter of 2007, from 5.02% for the three months ended June 30, 2007 to 4.86% for the three months ended September 30, 2007.

The company expects continued improvement in its net interest margin based on its strategic initiatives. The company's management will continue to deploy funds from loan payoffs and deposit generation into commercial and commercial real estate loans in order to diversify the loan portfolio, reduce loan-related risk, and improve the loan yield. The company also expects an increase in loan yields as the $143.7 million in loans held-for-sale are sold and reinvested into higher yielding loans.

As a result of the federal funds rate decrease in September 2007, the company also expects its junior subordinated debentures and subordinated debentures to reprice downward within the coming quarter. These anticipated decreases in the cost of funds will likely alleviate some of the compression on the net interest margin.

Other income for the three months ended September 30, 2007 was approximately half the balance of the same period in 2006, partially due to the strategic deferral of periodic SBA loan sales. The company expects to consolidate its third and fourth quarter SBA production to achieve more efficient pricing execution.

Total operating expenses increased to $14.7 million, as compared to $14.2 million for the quarter ended June 30, 2007 and $13.5 million for the comparable period in 2006. The largest increases were centered in personnel costs, related to further investments in relationship management and the expansion of the company's lending disciplines. Other operating expenses also increased during the third quarter 2007 as a result of $0.4 million in losses from revaluing the loans held-for-sale to the lower of cost or fair market value as well as $0.3 million related to costs incurred on other real estate property taxes and legal and collection costs associated with other problem loan assets and other real estate owned during the third quarter of 2007. These increases to other operating expenses were offset against a $0.2 million decrease in the provision for unfunded commitments.

The company's efficiency ratio, which measures the relationship of total operating expenses and total operating income, increased to 59% for the quarter-ended September 2007, as compared to 57% for the second quarter 2007 and 60% the same period in 2006. The company's desired long-term efficiency ratio is a range of 50% to 52%, which it believes best leverages the established infrastructure and allows for acquisition of new client relationships.

"While significant efforts continue to be deployed in mitigating credit exposure in softening markets, an equal measure of energy is focused on growing the Vineyard franchise. The third quarter produced operating results that were generally acceptable in terms of direction of the company, and established a basis for a positive finish for 2007 and an optimistic outlook given our initiatives as we enter 2008," stated Norman Morales, president and chief executive officer. "Our efforts are directed in reducing the risk profile of the company while capturing certain opportunities that surround southern California, which remains a diverse and strong economy."

Capital Resources

At September 30, 2007, stockholders' equity of the company totaled $175.4 million, an increase of $32.3 million, or 23% as compared to December 31, 2006. The company's net book value per share of its common stock increased from $12.49 at December 31, 2006 to $13.61 per share at September 30, 2007.

For the quarter-ended September 2007, the company declared cash dividends of $0.9 million and $0.6 million on its common and preferred stock, respectively.

Vineyard continues to be "well-capitalized" pursuant to the guidelines established by regulatory agencies. To be considered "well-capitalized" a bank must have total risk-based capital of 10% or greater, and a leverage ratio of 5% or greater. Vineyard's total risk-based and leverage capital ratios were 12.2% and 11.4% at September 30, 2007, respectively.

As a continuing component of its Shareholders' Relations Program, the company is preparing a presentation describing its operating performance and strategies. The presentation will be accessible at www.vnbcstock.com.

The company, headquartered in Corona, is a financial holding company and the parent company of Vineyard. Vineyard, also headquartered in Corona, operates through 16 full-service banking centers and four regional financial centers located in the counties of Los Angeles, Marin, Monterey, Orange, Riverside, San Bernardino, San Diego, Santa Clara and Ventura, Calif. The company's common stock is traded on the NASDAQ Global Market System under the symbol "VNBC."

This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently unreliable and actual results may vary. Factors which could cause actual results to differ from these forward-looking statements include changes in the competitive marketplace, changes in the interest rate environment, economic conditions, outcome of pending litigation, risks associated with credit quality and other factors discussed in the company's filings with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

VINEYARD NATIONAL BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share amounts)

(unaudited)

	September 30, 2007	December 31, 2006	$ Change	% Change
Assets				
Loans, net of unearned income	$ 1,990,645	$ 1,902,244	$ 88,401	5%
Less allowance for loan losses	(22,037)	(19,689)	(2,348)	12%
Net Loans	1,968,608	1,882,555	86,053	5%
Loans held-for-sale	143,737	-	143,737	100%
Investment securities	216,556	233,600	(17,044)	-7%
Total Earnings Assets	2,328,901	2,116,155	212,746	10%
Cash and cash equivalents	29,286	35,129	(5,843)	-17%
Premises and equipment, net	18,593	20,402	(1,809)	-9%
Other real estate owned	12,862	-	12,862	100%
Goodwill and other intangibles	42,730	43,265	(535)	-1%
Other assets	42,677	42,788	(111)	0%
Total Assets	$ 2,475,049	$ 2,257,739	$ 217,310	10%
Liabilities and Stockholders' Equity				
Liabilities				
Deposits				
Non-interest bearing	$ 292,172	$ 292,917	$ (745)	0%
Interest-bearing	1,558,699	1,513,496	45,203	3%
Total Deposits	1,850,871	1,806,413	44,458	2%
Federal Home Loan Bank advances	271,000	126,000	145,000	115%
Other borrowings	33,100	40,000	(6,900)	-17%
Subordinated debt	5,000	5,000	-	0%
Junior subordinated debentures	115,470	115,470	-	0%
Other liabilities	24,239	21,796	2,443	11%
Total Liabilities	2,299,680	2,114,679	185,001	9%
Stockholders' Equity				
Common stock equity	153,618	143,073	10,545	7%
Preferred stock equity	31,626	9,665	21,961	227%
Unallocated ESOP shares	(5,320)	(5,765)	445	-8%
Cumulative other comprehensive loss	(4,555)	(3,913)	(642)	16%
Total Stockholders' Equity	175,369	143,060	32,309	23%
Total Liabilities and Stockholders' Equity	$ 2,475,049	$ 2,257,739	$ 217,310	10%
Total non-performing loans/Gross loans [1]	0.66%	0.88%		
Number of shares of common stock outstanding [2]	10,561,489	10,681,482		
Net book value of common stock [3]	$ 13.61	$ 12.49		
Tangible book value of common stock [4]	$ 9.56	$ 8.44		
Net book value of common stock, excluding other comprehensive loss [3]	$ 14.04	$ 12.85		

(1) Total non-performing loans include non-accrual loans and accruing loans that are more than 90 days past due. For purposes of this calculation, gross loans include loans held-for-sale.

(2) Number of shares of common stock outstanding at September 30, 2007 and December 31, 2006 excludes 238,306 and 257,828 unreleased and unallocated ESOP shares, respectively. The outstanding shares were retrospectively adjusted for the 5% stock dividend issued June 22, 2007.

(3) "Net book value of common stock" is calculated by dividing stockholders' equity available to common shareholders by the number of shares of common stock outstanding at period-end. "Net book value of common stock, excluding other comprehensive loss" eliminates cumulative other comprehensive loss from the numerator. Book value per share was retrospectively adjusted for the 5% stock dividend issued June 22, 2007.

(4) "Tangible book value of common stock" is calculated by dividing stockholders' equity available to common shareholders, less goodwill and other intangible assets, by the number of common shares outstanding at period-end. Book value per share was retrospectively adjusted for the 5% stock dividend issued June 22, 2007.

VINEYARD NATIONAL BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share amounts)

(unaudited)

	September 30, 2007	September 30, 2006	$ Change	% Change
Assets				
Loans, net of unearned income	$ 1,990,645	$ 1,796,064	$ 194,581	11%
Less allowance for loan losses	(22,037)	(18,740)	(3,297)	18%
Net Loans	1,968,608	1,777,324	191,284	11%
Loans held-for-sale	143,737	-	143,737	100%
Investment securities	216,556	239,714	(23,158)	-10%
Total Earnings Assets	2,328,901	2,017,038	311,863	15%
Cash and cash equivalents	29,286	29,761	(475)	-2%
Premises and equipment, net	18,593	21,162	(2,569)	-12%
Other real estate owned	12,862	-	12,862	100%
Goodwill and other intangibles	42,730	44,434	(1,704)	-4%
Other assets	42,677	40,715	1,962	5%
Total Assets	$ 2,475,049	$ 2,153,110	$ 321,939	15%
Liabilities and Stockholders' Equity				
Liabilities				
Deposits				
Non-interest bearing	$ 292,172	$ 253,927	$ 38,245	15%
Interest-bearing	1,558,699	1,458,905	99,794	7%
Total Deposits	1,850,871	1,712,832	138,039	8%
Federal Home Loan Bank advances	271,000	127,000	144,000	113%
Other borrowings	33,100	35,500	(2,400)	-7%
Subordinated debt	5,000	5,000	-	0%
Junior subordinated debentures	115,470	115,470	-	0%
Other liabilities	24,239	20,724	3,515	17%
Total Liabilities	2,299,680	2,016,526	283,154	14%
Stockholders' Equity				
Common stock equity	153,618	137,799	15,819	11%
Preferred stock equity	31,626	9,665	21,961	227%
Unallocated ESOP shares	(5,320)	(5,898)	578	-10%
Cumulative other comprehensive loss	(4,555)	(4,982)	427	-9%
Total Stockholders' Equity	175,369	136,584	38,785	28%
Total Liabilities and Stockholders' Equity	$ 2,475,049	$ 2,153,110	$ 321,939	15%
Total non-performing loans/Gross loans [1]	0.66%	0.80%		
Number of shares of common stock outstanding [2]	10,561,489	10,624,331		
Net book value of common stock [3]	$ 13.61	$ 11.95		
Tangible book value of common stock [4]	$ 9.56	$ 7.76		
Net book value of common stock, excluding other comprehensive loss [3]	$ 14.04	$ 12.41		

(1) Total non-performing loans include non-accrual loans and accruing loans that are more than 90 days past due. For purposes of this calculation, gross loans include loans held-for-sale.

(2) Number of shares of common stock outstanding at September 30, 2007 and September 30, 2006 excludes 238,306 and 263,792 unreleased and unallocated ESOP shares, respectively. The outstanding shares were retrospectively adjusted for the 5% stock dividend issued June 22, 2007.

(3) "Net book value of common stock" is calculated by dividing stockholders' equity available to common shareholders by the number of shares of common stock outstanding at period-end. "Net book value of common stock, excluding other comprehensive loss" eliminates cumulative other comprehensive loss from the numerator. Book value per share was retrospectively adjusted for the 5% stock dividend issued June 22, 2007.

(4) "Tangible book value of common stock" is calculated by dividing stockholders' equity available to common shareholders, less goodwill and other intangible assets, by the number of common shares outstanding at period-end. Book value per share was retrospectively adjusted for the 5% stock dividend issued June 22, 2007.

VINEYARD NATIONAL BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF EARNINGS
(dollars in thousands, except per share amounts)
(unaudited)

| | Three Months Ended September 30, | | | |
	2007	2006	$ Change	% Change
Interest Income				
Loans, including fees	$ 45,627	$ 37,916	$ 7,711	20%
Investment securities	3,058	3,010	48	2%
Total Interest Income	48,685	40,926	7,759	19%
Interest Expense				
Deposits	18,981	16,066	2,915	18%
Borrowings and debt obligations	5,387	3,667	1,720	47%
Total Interest Expense	24,368	19,733	4,635	23%
Net Interest Income	24,317	21,193	3,124	15%
Provision for loan losses	1,000	1,175	(175)	-15%
Net interest income after provision for loan losses	23,317	20,018	3,299	16%
Other Income				
Fees and service charges	464	548	(84)	-15%
Gain on sale of SBA loans and SBA broker fee income	145	659	(514)	-78%
Gain on sale of non-SBA loans	-	36	(36)	-100%
Other income	82	117	(35)	-30%
Total Other Income	691	1,360	(669)	-49%
Gross Operating Income	24,008	21,378	2,630	12%
Operating Expenses				
Salaries and benefits	8,132	7,648	484	6%
Occupancy and equipment	2,554	2,411	143	6%
Marketing	275	323	(48)	-15%
Professional services	763	669	94	14%
Business development	500	542	(42)	-8%
Other operating expense	2,491	1,917	574	30%
Total Operating Expenses	14,715	13,510	1,205	9%
Earnings before income taxes	9,293	7,868	1,425	18%
Income tax provision	3,822	3,214	608	19%
Net Earnings	$ 5,471	$ 4,654	$ 817	18%
Weighted average shares outstanding used in				
diluted EPS calculation [6]	10,817,194	10,971,567		
Earnings per common share [6]				
Basic	$ 0.46	$ 0.42	$ 0.04	10%
Diluted	$ 0.45	$ 0.40	$ 0.05	13%
Efficiency Ratio [5]	59%	60%		

(5) The efficiency ratio is calculated by dividing total operating expenses by net interest income before provision for loan losses plus total other income.
(6) Number of shares and earnings per share were retrospectively adjusted for the 5% stock dividend issued June 22, 2007.

VINEYARD NATIONAL BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENT OF EARNINGS
(dollars in thousands, except per share amounts)
(unaudited)

| | Nine Months Ended September 30, | | | |
	2007	2006	$ Change	% Change
Interest Income				
Loans, including fees	$ 132,356	$ 104,365	$ 27,991	27%
Investment securities	8,963	9,102	(139)	-2%
Total Interest Income	141,319	113,467	27,852	25%
Interest Expense				
Deposits	53,235	40,136	13,099	33%
Borrowings and debt obligations	17,904	13,041	4,863	37%
Total Interest Expense	71,139	53,177	17,962	34%
Net Interest Income	70,180	60,290	9,890	16%
Provision for loan losses	2,700	3,075	(375)	-12%
Net interest income after provision for loan losses	67,480	57,215	10,265	18%
Other Income				
Fees and service charges	1,363	1,267	96	8%
Gain on sale of SBA loans and SBA broker fee income	1,326	2,056	(730)	-36%
Gain on sale of non-SBA loans	337	422	(85)	-20%
Other income	329	343	(14)	-4%
Total Other Income	3,355	4,088	(733)	-18%
Gross Operating Income	70,835	61,303	9,532	16%
Operating Expenses				
Salaries and benefits	23,582	20,821	2,761	13%
Occupancy and equipment	7,487	6,663	824	12%
Marketing	698	1,023	(325)	-32%
Professional services	2,242	1,948	294	15%
Business development	1,660	1,637	23	1%
Other operating expense	6,347	4,913	1,434	29%
Total Operating Expenses	42,016	37,005	5,011	14%
Earnings before income taxes	28,819	24,298	4,521	19%
Income tax provision	11,837	10,043	1,794	18%
Net Earnings	$ 16,982	$ 14,255	$ 2,727	19%
Weighted average shares outstanding used in				
diluted EPS calculation [6]	10,912,048	10,362,832		
Earnings per common share [6]				
Basic	$ 1.49	$ 1.36	$ 0.13	10%
Diluted	$ 1.46	$ 1.31	$ 0.15	11%
Efficiency Ratio [5]	57%	57%		

(5) The efficiency ratio is calculated by dividing total operating expenses by net interest income before provision for loan losses plus total other income.
(6) Number of shares and earnings per share were retrospectively adjusted for the 5% stock dividend issued June 22, 2007.

VINEYARD NATIONAL BANCORP AND SUBSIDIARY

FINANCIAL PERFORMANCE
(unaudited)
(dollars in thousands)

| | Three Months Ended September 30, | | | | | |
| | 2007 | | | 2006 | | |
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Assets						
Gross loans [7]	$ 2,070,975	$ 45,627	8.74%	$ 1,681,047	$ 37,916	8.95%
Investment securities [8]	240,492	3,058	5.08%	265,389	3,010	4.53%
Total interest-earning assets	2,311,467	48,685	8.36%	1,946,436	40,926	8.35%
Other assets	135,305			105,862		
Less: allowance for loan losses	(21,390)			(17,116)		
Total average assets	$ 2,425,382			$ 2,035,182		
Liabilities and Stockholders' Equity						
Interest-bearing deposits [9]	$ 1,582,967	18,981	4.76%	$ 1,440,164	16,066	4.43%
Federal Home Loan Bank advances	213,450	2,642	4.86%	70,610	862	4.84%
Other borrowings	15,974	295	7.23%	18,077	352	7.63%
Subordinated debt	5,000	110	8.62%	5,000	112	8.72%
Junior subordinated debentures	115,470	2,340	7.93%	115,470	2,341	7.93%
Total interest-bearing liabilities	1,932,861	24,368	4.99%	1,649,321	19,733	4.75%
Demand deposits	291,606			229,122		
Other liabilities	27,276			23,676		
Total average liabilities	2,251,743			1,902,119		
Preferred stock equity	31,693			9,665		
Common stock equity, net of cumulative other comprehensive loss	141,946			123,398		
Stockholders' equity	173,639			133,063		
Total liabilities and stockholders' equity	$ 2,425,382			$ 2,035,182		
Net interest spread [10]			3.37%			3.60%
Net interest margin [11]		$ 24,317	4.19%		$ 21,193	4.32%
Return on Average Assets			0.89%			0.91%
Return on Average Tangible Assets [12]			0.94%			0.95%
Return on Average Common Equity			13.59%			14.21%
Return on Average Tangible Common Equity [13]			20.07%			19.44%
Net Charge-off's/Average Gross Loans			0.01%			0.01%

(7) The average loan balances include loans held-for-sale and non-accrual loans.
(8) The yield for investment securities is based on historical amortized cost balances.
(9) Includes savings, NOW, money market, and time certificate of deposit accounts.
(10) Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(11) Net interest margin is computed by dividing net interest income by total average earning assets.
(12) Return on average tangible assets is computed by dividing net income excluding core deposit amortization for the period by average tangible assets. Average tangible assets equal average total assets less average identifiable intangible assets and goodwill.
(13) Return on average tangible common stockholders' equity is computed by dividing net income applicable to common stock excluding core deposit amortization for the period by average tangible common stockholders' equity. Average tangible common stockholders' equity equals average total common stockholders' equity less average identifiable intangible assets and goodwill.

VINEYARD NATIONAL BANCORP AND SUBSIDIARY

FINANCIAL PERFORMANCE

(unaudited)

(dollars in thousands)

| | Nine Months Ended September 30, | | | | | |
| | 2007 | | | 2006 | | |
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Assets						
Gross loans [7]	$ 2,017,835	$ 132,356	8.77%	$ 1,563,994	$ 104,365	8.92%
Investment securities [8]	240,740	8,963	4.97%	269,012	9,102	4.51%
Total interest-earning assets	2,258,575	141,319	8.36%	1,833,006	113,467	8.27%
Other assets	130,910			80,468		
Less: allowance for loan losses	(20,792)			(15,557)		
Total average assets	$ 2,368,693			$ 1,897,917		
Liabilities and Stockholders' Equity						
Interest-bearing deposits [9]	$ 1,510,806	53,235	4.71%	$ 1,281,294	40,136	4.19%
Federal Home Loan Bank advances	237,166	8,883	4.96%	172,087	6,006	4.67%
Other borrowings	32,933	1,760	7.05%	10,704	588	7.24%
Subordinated debt	5,000	328	8.65%	5,000	313	8.27%
Junior subordinated debentures	115,470	6,933	7.92%	106,293	6,134	7.61%
Total interest-bearing liabilities	1,901,375	71,139	4.99%	1,575,378	53,177	4.50%
Demand deposits	285,499			187,387		
Other liabilities	25,300			18,774		
Total average liabilities	2,212,174			1,781,539		
Preferred stock equity	17,492			9,665		
Common stock equity, net of cumulative other comprehensive loss	139,027			106,713		
Stockholders' equity	156,519			116,378		
Total liabilities and stockholders' equity	$ 2,368,693			$ 1,897,917		
Net interest spread [10]			3.37%			3.77%
Net interest margin [11]		$ 70,180	4.17%		$ 60,290	4.40%
Return on Average Assets			0.96%			1.00%
Return on Average Tangible Assets [12]			1.01%			1.02%
Return on Average Common Equity			15.30%			17.03%
Return on Average Tangible Common Equity [13]			22.89%			19.07%
Net Charge-off's/Average Gross Loans			0.02%			0.01%

(7) The average loan balances include loans held-for-sale and non-accrual loans.

(8) The yield for investment securities is based on historical amortized cost balances.

(9) Includes savings, NOW, money market, and time certificate of deposit accounts.

(10) Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(11) Net interest margin is computed by dividing net interest income by total average earning assets.

(12) Return on average tangible assets is computed by dividing net income excluding core deposit amortization for the period by average tangible assets. Average tangible assets equal average total assets less average identifiable intangible assets and goodwill.

(13) Return on average tangible common stockholders' equity is computed by dividing net income applicable to common stock excluding core deposit amortization for the period by average tangible common stockholders' equity. Average tangible common stockholders' equity equals average total common stockholders' equity less average identifiable intangible assets and goodwill.

14

VINEYARD NATIONAL BANCORP AND SUBSIDIARY

Earning Asset, Funding Liability and Operating Expenses Composition
(unaudited)
(dollars in thousands)

	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
Earning Assets					
Loans					
Commercial and industrial	$ 147,799	$ 133,255	$ 127,164	$ 122,257	$ 111,850
Real estate construction and land:					
Single-family luxury	577,155	497,494	553,333	514,385	507,390
Single-family tract	163,396	183,395	160,270	152,060	132,966
Commercial	163,573	162,514	136,465	134,404	90,513
Land:				112,418	104,082
Single-family luxury (14)	16,648	19,946	17,382	N/A	N/A
Single-family tract (14)	61,760	38,878	70,761	N/A	N/A
Commercial (14)	19,444	30,686	23,046	N/A	N/A
Other (14)	795	25,099	6,284	N/A	N/A
Real estate mortgage:					
Commercial	569,167	604,157	565,199	531,159	500,994
Multi-family residential	97,971	185,450	213,877	222,470	241,113
All other residential	60,944	53,533	43,954	49,353	58,712
Consumer loans	112,064	97,752	80,306	65,914	51,785
All other loans (including overdrafts)	54	194	70	98	139
	1,990,770	2,032,353	1,998,111	1,904,518	1,799,544
Unearned premium on acquired loans	3,110	2,627	2,050	1,696	1,239
Deferred loan fees	(3,235)	(3,108)	(3,842)	(3,970)	(4,719)
Loans, net of unearned income	1,990,645	2,031,872	1,996,319	1,902,244	1,796,064
Loans held-for-sale	143,737	296	441	-	-
Investment securities	216,556	223,793	232,504	233,600	239,714
Total Earning Assets, excluding Allowance for Loan Losses	$ 2,350,938	$ 2,255,961	$ 2,229,264	$ 2,135,844	$ 2,035,778
Unfunded Loan Commitments					
Commercial and industrial	$ 125,431	$ 109,696	$ 110,649	$ 97,655	$ 87,283
Real estate construction and land:					
Single-family luxury	269,863	261,299	281,842	264,967	290,434
Single-family tract	59,035	108,898	126,463	150,702	164,737
Commercial	101,719	118,851	102,308	119,134	103,563
Land	10,236	12,928	13,495	16,336	26,026
Real estate mortgage:					
Commercial	14,005	14,736	13,388	14,221	15,836
Multi-family residential	1,901	709	961	1,194	2,176
All other residential	23,683	19,569	19,388	16,496	15,085
Consumer loans	9,305	5,948	5,663	4,089	4,061
Total Unfunded Loan Commitments	$ 615,178	$ 652,634	$ 674,157	$ 684,794	$ 709,201
Funding Liabilities					
Deposits					
Non-interest bearing	$ 292,172	$ 301,281	$ 287,866	$ 292,917	$ 253,927
Money market	597,620	575,867	618,954	562,622	506,532
Savings and NOW	63,582	69,471	69,947	70,741	75,787
Time deposits	897,497	915,873	790,965	880,133	876,586
Total Deposits	1,850,871	1,862,492	1,767,732	1,806,413	1,712,832
FHLB advances	271,000	210,000	244,000	126,000	127,000
Other borrowings	33,100	26,000	45,400	40,000	35,500
Subordinated debt	5,000	5,000	5,000	5,000	5,000
Junior subordinated debentures	115,470	115,470	115,470	115,470	115,470
Total Funding Liabilities	$ 2,275,441	$ 2,218,962	$ 2,177,602	$ 2,092,883	$ 1,995,802
Operating expenses (15)					
Salary and benefits	$ 8,132	$ 7,856	$ 7,594	$ 7,943	$ 7,648
Occupancy and equipment	2,554	2,475	2,458	2,584	2,411
Marketing	275	227	196	230	323
Professional services	763	832	647	818	669
Business development	500	594	566	579	542
Other operating expenses	2,491	2,190	1,666	1,858	1,917
Total operating expenses	$ 14,715	$ 14,174	$ 13,127	$ 14,012	$ 13,510

(14) Land loans by category were not previously tracked. The Company began tracking land loan type in the first quarter of 2007 and will continue to do so going forward.
(15) Represents quarterly expense amounts.